UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Banco de Chile

(Name of Issuer)

Common stock without nominal (par) value

(Title of Class of Securities)

059504-10-0

(CUSIP Number)

Citigroup Inc.

399 Park Avenue

New York, NY 10022

Attn.: Ali L. Karshan

Phone (212) 559-1000

With a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attn.: Jeffrey D. Karpf

Phone (212) 225-2864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Inversiones Citigroup Chile Limitada

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 

6.	Citizenship or Place of Organization Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,282,761,594*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,282,761,594*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,282,761,594*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 

13.	Percent of Class Represented by Amount in Row (11) 4.6%**

14.	Type of Reporting Person (See Instructions) OO

* As a result of the exercise of two options that Citigroup Chile S.A. (“Citigroup Chile”) had pursuant to the terms of the Framework Agreement described in the Schedule 13D to acquire an additional interest in LQ Inversiones Financieras S.A. (“LQIF”), Citigroup Chile holds directly and indirectly (through Inversiones Citigroup Chile Limitada (“ICCL”)) 50% of the outstanding voting shares of LQIF.  Immediately following the exercise of the options, Citigroup Chile contributed to ICCL a total of 54,990,876 shares of LQIF Series C stock, representing an approximate 8.2% interest in LQIF at the time.  Accordingly, the number above represents [8.97]% of the 47,725,305,837 Banco de Chile Common Shares held by (i) LQIF, (ii) Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL, and (iii) Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”), directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank. ICCL does not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however ICCL and the other Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries.

** Based on 93,175,043,991 outstanding Banco de Chile Common Shares as of January 28, 2014 (as reported in the Issuer’s Prospectus Supplement, dated as of January 28, 2014, which the Issuer filed with the SEC on January 29, 2014).

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Citigroup Chile S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 

6.	Citizenship or Place of Organization Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 47,725,305,837*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 47,725,305,837*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,725,305,837**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 

13.	Percent of Class Represented by Amount in Row (11) 51.2%**

14.	Type of Reporting Person (See Instructions) CO

* Represents Banco de Chile Common Shares held by (i) LQ Inversiones Financieras S.A. (“LQIF”), (ii) Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL, and (iii) Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The Reporting Persons’ interest in these Banco de Chile Common Shares exists by virtue of the fact that, as a result of (x) the initial acquisition by Citigroup Chile S.A. (“Citigroup Chile”) of a 33% ownership interest in LQIF, and (y) the subsequent exercise of two options that Citigroup Chile had, pursuant to the terms of the Framework Agreement described in the Schedule 13D, to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile. The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank. Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.

** Based on 93,175,043,991 outstanding Banco de Chile Common Shares as of January 28, 2014 (as reported in the Issuer’s Prospectus Supplement, dated as of January 28, 2014, which the Issuer filed with the SEC on January 29, 2014).

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Citibank Overseas Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 47,725,305,837*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 47,725,305,837*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,725,305,837*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 

13.	Percent of Class Represented by Amount in Row (11) 51.2%**

14.	Type of Reporting Person (See Instructions) CO

* Represents Banco de Chile Common Shares held by (i) LQ Inversiones Financieras S.A. (“LQIF”), (ii) Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL, and (iii) Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The Reporting Persons’ interest in these Banco de Chile Common Shares exists by virtue of the fact that, as a result of (x) the initial acquisition by Citigroup Chile S.A. (“Citigroup Chile”) of a 33% ownership interest in LQIF, and (y) the subsequent exercise of two options that Citigroup Chile had, pursuant to the terms of the Framework Agreement described in the Schedule 13D, to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile. The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank. Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.

** Based on 93,175,043,991 outstanding Banco de Chile Common Shares as of January 28, 2014 (as reported in the Issuer’s Prospectus Supplement, dated as of January 28, 2014, which the Issuer filed with the SEC on January 29, 2014).

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Citibank, N.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 47,725,305,837*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 47,725,305,837*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,725,305,837*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 

13.	Percent of Class Represented by Amount in Row (11) 51.2%**

14.	Type of Reporting Person (See Instructions) CO

* Represents Banco de Chile Common Shares held by (i) LQ Inversiones Financieras S.A. (“LQIF”), (ii) Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL, and (iii) Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The Reporting Persons’ interest in these Banco de Chile Common Shares exists by virtue of the fact that, as a result of (x) the initial acquisition by Citigroup Chile S.A. (“Citigroup Chile”) of a 33% ownership interest in LQIF, and (y) the subsequent exercise of two options that Citigroup Chile had, pursuant to the terms of the Framework Agreement described in the Schedule 13D, to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile. The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.

** Based on 93,175,043,991 outstanding Banco de Chile Common Shares as of January 28, 2014 (as reported in the Issuer’s Prospectus Supplement, dated as of January 28, 2014, which the Issuer filed with the SEC on January 29, 2014).

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Citicorp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 47,725,305,837*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 47,725,305,837*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,725,305,837*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 

13.	Percent of Class Represented by Amount in Row (11) 51.2%**

14.	Type of Reporting Person (See Instructions) CO

* Represents Banco de Chile Common Shares held by (i) LQ Inversiones Financieras S.A. (“LQIF”), (ii) Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL, and (iii) Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The Reporting Persons’ interest in these Banco de Chile Common Shares exists by virtue of the fact that, as a result of (x) the initial acquisition by Citigroup Chile S.A. (“Citigroup Chile”) of a 33% ownership interest in LQIF, and (y) the subsequent exercise of two options that Citigroup Chile had, pursuant to the terms of the Framework Agreement described in the Schedule 13D, to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile. The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.

** Based on 93,175,043,991 outstanding Banco de Chile Common Shares as of January 28, 2014 (as reported in the Issuer’s Prospectus Supplement, dated as of January 28, 2014, which the Issuer filed with the SEC on January 29, 2014).

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Citigroup Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 47,725,305,837*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 47,725,305,837*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,725,305,837*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 

13.	Percent of Class Represented by Amount in Row (11) 51.2%**

14.	Type of Reporting Person (See Instructions) CO

* Represents Banco de Chile Common Shares held by (i) LQ Inversiones Financieras S.A. (“LQIF”), (ii) Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL, and (iii) Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The Reporting Persons’ interest in these Banco de Chile Common Shares exists by virtue of the fact that, as a result of (x) the initial acquisition by Citigroup Chile S.A. (“Citigroup Chile”) of a 33% ownership interest in LQIF, and (y) the subsequent exercise of two options that Citigroup Chile had, pursuant to the terms of the Framework Agreement described in the Schedule 13D, to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile. The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank. Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.  The number above does not include 2,742,000 Banco de Chile Common Shares, representing less than 0.003% beneficial ownership of the Issuer, otherwise held by Citigroup Inc., indirectly, outside of the LQIF, ILSL and SM-Chile ownership structure.

** Based on 93,175,043,991 outstanding Banco de Chile Common Shares as of January 28, 2014 (as reported in the Issuer’s Prospectus Supplement, dated as of January 28, 2014, which the Issuer filed with the SEC on January 29, 2014).

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2008, as further amended and supplemented on June 14, 2010, June 15, 2010, October 14, 2010 and August 8, 2012 (the “Schedule 13D”) on behalf of Inversiones Citigroup Chile Limitada (“ICCL”), Citigroup Chile S.A. (“Citigroup Chile”), Citibank Overseas Investment Corporation (“COIC”), Citibank, N.A. (“Citibank”), Citicorp and Citigroup Inc. (“Citigroup”) (each a “Reporting Person” and together the “Reporting Persons”).  The Reporting Persons understand that the Unaffiliated Members, as defined in the Schedule 13D, are separately filing an amendment to their existing statement on Schedule 13D to report on the transactions described in this Amendment. The information contained in this Amendment is supplemental to the disclosure in the amendment filed by the Unaffiliated Members. This Amendment is being filed on behalf of the Reporting Persons for the purpose of reporting certain changes to the number of shares beneficially owned by the Reporting Persons and developments regarding the capitalization of the Issuer, as summarized below and discussed more fully in this Amendment:

•	2011 Stock Dividend and Preferential Rights Offering. The Issuer distributed a stock dividend to shareholders on April 4, 2011 (the “2011 Stock Dividend”). The 2011 Stock Dividend increased the number of Banco de Chile Common Shares the Reporting Persons, as members of a group, beneficially owned in the aggregate. Because of certain requirements imposed on Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), SAOS received a cash payment in lieu of its pro rata portion of the 2011 Stock Dividend.

On January 20, 2011, shareholders agreed to raise additional capital through a preferential rights offering (the “Preferential Rights Offering”). Pursuant to the terms of the Preferential Rights Offering, shareholders were entitled to subscribe a specified number of newly issued shares sold at a fixed price per share. Additional newly issued shares were sold by public auction. The number of shares the Reporting Persons beneficially own, in the aggregate, did not change because LQ Inversiones Financieras S.A. (“LQIF”) elected not to exercise its subscription rights or otherwise participate in the Preferred Rights Offering.

As a result of the 2011 Stock Dividend and Preferential Rights Offering, the percentage of Banco de Chile Common Shares beneficially owned by the Reporting Persons decreased to 59.32% from 61.71%, as last reported in the Schedule 13D.

•	2012 Stock Dividend. The Issuer distributed a stock dividend on June 28, 2012 (the “2012 Stock Dividend”). The 2012 Stock Dividend increased the number of Banco de Chile Common Shares the Reporting Persons, as members of a group, beneficially own in the aggregate. Again, because of certain requirements imposed on Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”) received a cash payment in lieu of its pro rata portion of the 2011 Stock Dividend. As a result, the percentage of Banco de Chile Common Shares beneficially owned by the Reporting Persons increased to 59.33% from 59.32%.

•	2012 & 2013 Capital Increases. The Issuer agreed to increase its capital on October 17, 2012 (the “October 2012 Capital Increase”) by means of the issuance of 3,939,489,442 Banco de Chile Common Shares. The October 2012 Capital Increase increased the number of Banco de Chile Common Shares the Reporting Persons, as members of a group, beneficially owned in the aggregate and increased the Issuer’s total shares outstanding. As a result of the October 2012 Capital Increase, the percentage of Banco de Chile Common Shares beneficially owned by the Reporting Persons, as members of a group, increased to 59.75% from 59.32%.

The Issuer agreed to further increase its capital on March 21, 2013 (the “March 2013 Capital Increase”) by means of the issuance of 1,197,741,038 Banco de Chile Common Shares. The March 2013 Capital Increase increased the number of Banco de Chile Common Shares the Reporting Persons, as members of a group, beneficially owned in the aggregate and increased the Issuer’s total shares outstanding. However, as a result of the March 2013 Capital Increase, the percentage of Banco de Chile Common Shares beneficially owned by the Reporting Persons, as members of a group, decreased from 59.75% to 58.41%.

•         Amended Agreements. Effective January 9, 2014, Quiñenco, Citigroup and COIC entered into an amendment to the Framework Agreement, and an amendment to the Shareholders Agreement among Quiñenco, Citigroup Chile and other shareholders of LQIF dated December 27, 2007 (collectively, the “Amendments”), to, among other things, reduce LQIF’s minimum shareholding in the Issuer (direct and indirect) from 58.33% to 51.00%. Prior to the Amendments, Citigroup had the right to appoint five of the permanent members of the board of directors of the Issuer, provided that the number of directors Citigroup had the right to appoint was reduced by the number of directors appointed by minority shareholders (subject to a minimum of one permanent director appointed by Citigroup). Pursuant to the Amendments, Citigroup maintains its right to appoint five of the permanent members of the board of directors of the Issuer, except that in the event the minority shareholders of the Issuer appoint five permanent directors and thus no person proposed by Citigroup can be appointed as a permanent director, then Citigroup shall have the right to appoint two alternate directors.

The Amendments were filed with the SEC on Form 6-K on January 14, 2014.

•	Public Secondary Offering by LQIF. On January 29, 2014, the Issuer announced that a public secondary offering of 6,700,000,000 shares of its common stock (the “Offering”) by LQIF priced at a price to the public of U.S.$0.1237 per share, or US$74.23 per American Depositary Share (“ADS”), and all of the 6,700,000,000 shares were sold. Each ADS represents 600 shares. The Offering is expected to close on January 31, 2014, subject to customary closing conditions. The shares were sold by LQIF in the United States and elsewhere outside of Chile in the form of American Depositary Shares (the “International Offering”) and in Chile in the form of shares (the “Chilean Offering”). As a result of the Offering, the percentage of Banco de Chile Common Shares beneficially owned by the Reporting Persons is expected to decrease to 51.2% from 58.33%.

As a result of the events described above, and assuming the successful consummation of the Offering, the total number of Banco de Chile Common Shares beneficially owned by the Reporting Persons, as members of a group, will be 47,725,305,837, representing 51.2% of the outstanding shares of the Issuer.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise stated herein, the information contained in this Amendment does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 1.  Security and Issuer

The class of securities to which this Amendment relates is common stock without nominal (par) value (the “Banco de Chile Common Shares”) of Banco de Chile, an open stock banking corporation (sociedad anonima bancaria abierta) organized under the laws of the Republic of Chile (the “Issuer”).  The principal executive offices of the Issuer are located at Ahumada 251, Santiago, Chile.

Item 2.  Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Attached as Schedule A is updated information concerning each executive officer and director of Citigroup Chile and Citigroup and information concerning each representative of ICCL.

Other than as described in Schedule B, during the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the directors and executive officers listed in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby supplemented as follows:

2011 Stock Dividend and 2012 Stock Dividend. As described in Item 4 below, the 2011 Stock Dividend and 2012 Stock Dividend increased the number of Banco de Chile Common Shares beneficially owned by the Reporting Persons. No funds were used to acquire the Banco de Chile Common Shares distributed pursuant to the 2011 Stock Dividend or the 2012 Stock Dividend.

Preferential Rights Offering. As described in Item 4 below, no funds of the Reporting Persons were used in connection with the Preferential Rights Offering.

Item 4.  Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

2011 Stock Dividend and Preferential Rights Offering. On March 17, 2011, shareholders of the Issuer agreed to capitalize thirty percent (30%) of the Issuer’s distributable net income for the fiscal year ended December 31, 2010. In connection with such capitalization, the shareholders approved a stock dividend, to be effected by the issuance and distribution to shareholders of fully paid-in Banco de Chile Common Shares, without nominal (par) value, at a rate of 0.018838 fully paid-in shares for each share already held. This 2011 Stock Dividend was distributed to shareholders of the Issuer on April 4, 2011 (except that (x) the Chilean Central Bank elected, as it is permitted to do under the terms by which Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”) was formed, to require the Issuer to pay the pro rata portion of such stock dividend due to SAOS in cash, instead of in newly issued shares, and (y) the Stock Dividend allocated to SM-Chile was distributed directly to certain of the shareholders of Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”), as required under SM-Chile’s organizational documents, including LQ Inversiones Financieras S.A. (“LQIF”) and its affiliate, LQ SM Limitada (“ILSL”)). The 2011 Stock Dividend increased the number of Banco de Chile Common Shares the Reporting Persons beneficially owned in the aggregate, as members of a group, to 51,577,634,551 from 50,942,487,545, as last reported in the Schedule 13D.

On January 20, 2011, shareholders approved the issuance and sale of 3,385,049,365 new shares through a Preferential Rights Offering in order to raise capital for the Issuer. Pursuant to the terms of the Preferential Rights Offering, shareholders of the Issuer were entitled to subscribe to a specified number of newly issued shares sold at a fixed price per share. Additional newly issued shares were sold by public auction. The Preferential Rights Offering commenced on March 31, 2011 and concluded on July 19, 2011. The Preferential Rights Offering successfully sold all newly issued and available shares. However, LQIF neither subscribed to its permitted allotment of fixed-price shares nor participated in the subsequent public auction. Accordingly, the number of shares the Reporting Persons beneficially own in the aggregate, as members of a group, did not change as a result of the Preferential Rights Offering.

Together, the Preferential Rights Offering and the 2011 Stock Dividend increased the number of outstanding shares of the Issuer to 86,942,514,973. However, because LQIF received shares in the 2011 Stock Dividend (and because SAOS received cash instead of shares), but did not participate in the Preferential Rights Offering, the two events resulted in the percentage of total shares beneficially owned by the Reporting Persons, in the aggregate, as members of a group, decreasing to 59.32% from 61.71%, as last reported in the Schedule 13D.

2012 Stock Dividend. On March 22, 2012, shareholders of the Issuer agreed to capitalize thirty percent (30%) of the Issuer’s distributable net income for the fiscal year ended December 31, 2011. In connection with such capitalization, the shareholders approved a stock dividend, to be effected by the issuance and distribution to shareholders of fully paid-in shares, without nominal (par) value, at a rate of 0.018956 fully paid-in Banco de Chile Common Shares for each share already held. This 2012 Stock Dividend was distributed to shareholders of the Issuer on June 28, 2012 (except that (x) the Chilean Central Bank elected, as it did in the previous year, to require the Issuer to pay the pro rata portion of such stock dividend due to SAOS in cash, instead of in newly issued shares, and (y) the Stock Dividend allocated to SM-Chile was distributed directly to certain of the shareholders of SM-Chile, as required under its organizational documents, including LQIF and its affiliate, LQ SM Limitada (“ILSL”). The 2012 Stock Dividend increased the number of shares the Reporting Persons beneficially owned, in the aggregate, as members of a group, to 52,228,799,924 from 51,577,634,551. The percentage of Banco de Chile Common Shares beneficially owned by the Reporting Persons, in the aggregate, increased from 59.32% to 59.33%.

2012 & 2013 Capital Increases. The Issuer agreed to increase its capital on October 17, 2012 (the “October 2012 Capital Increase”) by means of the issuance of 3,939,489,442 Banco de Chile Common Shares. The October 2012 Capital Increase increased the number of Banco de Chile Common Shares the Reporting Persons, as members of a group, beneficially owned in the aggregate and increased the Issuer’s total shares outstanding. As a result of the October 2012 Capital Increase, the percentage of Banco de Chile Common Shares beneficially owned by the Reporting Persons, as members of a group, increased to 59.75% from 59.32%.

The Issuer agreed to further increase its capital on March 21, 2013 (the “March 2013 Capital Increase”) by means of the issuance of 1,197,741,038 Banco de Chile Common Shares. The March 2013 Capital Increase increased the number of Banco de Chile Common Shares the Reporting Persons, as members of a group, beneficially owned in the aggregate and increased the Issuer’s total shares outstanding. However, as a result of the March 2013 Capital Increase, the percentage of Banco de Chile Common Shares beneficially owned by the Reporting Persons, as members of a group, decreased from 59.75% to 58.41%.

Amended Agreements. Effective January 9, 2014, Quiñenco, Citigroup and COIC entered into an amendment to the Framework Agreement, and an amendment to the Shareholders Agreement among Quiñenco, Citigroup Chile and other shareholders of LQIF dated December 27, 2007 (collectively, the “Amendments”), to, among other things, reduce LQIF’s minimum shareholding in the Issuer (direct and indirect) from 58.33% to 51%. Prior to the Amendments, Citigroup had the right to appoint five of the permanent members of the board of directors of the Issuer, provided that the number of directors Citigroup had the right to appoint was reduced by the number of directors appointed by minority shareholders (subject to a minimum of one permanent director appointed by Citigroup). Pursuant to the Amendments, Citigroup maintains its right to appoint five of the permanent members of the board of directors of the Issuer, except that in the event the minority shareholders of the Issuer appoint five permanent directors and thus no person proposed by Citigroup can be appointed as a permanent director, then Citigroup shall have the right to appoint two alternate directors.

The Amendments were filed with the SEC on Form 6-K on January 14, 2014.

Public Secondary Offering by LQIF. On January 29, 2014, the Issuer announced that a public secondary offering of 6,700,000,000 shares of its common stock (the “Offering”) by LQIF priced at a price to the public of U.S.0.1237 per share, or US$74.23 per American Depositary Share (“ADS”), and all of the 6,700,000,000 shares were sold. Each ADS represents 600 shares. The Offering is expected to close on January 31, 2014, subject to customary closing conditions. The shares were sold by LQIF in the United States and elsewhere outside of Chile in the form of American Depositary Shares (the “International Offering”) and in Chile in the form of shares (the “Chilean Offering”). As a result of the Offering, the percentage of Banco de Chile Common Shares beneficially owned by the Reporting Persons is expected to decrease to 51.2% from 58.33%.

Item 5.  Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

Pages 2-13 and Item 4 of this Amendment are incorporated herein by reference.

Assuming the successful consummation of the Offering, the Reporting Persons, as members of the group, will beneficially own in the aggregate 47,725,305,8371 Banco de Chile Common Shares, which is expected to represent approximately 51.2% of the outstanding Banco de Chile Common Shares (based on 93,175,043,991 outstanding Banco de Chile Common Shares as of January 28, 2014 (as reported in the Issuer’s Prospectus Supplement, dated as of January 28, 2014, which the Issuer filed with the SEC on January 29, 2014)).

___________________________________________

(1) Represents Banco de Chile Common Shares held by (i) LQ Inversiones Financieras S.A. (“LQIF”), (ii) Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL, and (iii) Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The Reporting Persons’ interest in these Banco de Chile Common Shares exists by virtue of the fact that, as a result of (x) the initial acquisition by Citigroup Chile S.A. (“Citigroup Chile”) of a 33% ownership interest in LQIF, and (y) the subsequent exercise of two options that Citigroup Chile had, pursuant to the terms of the Framework Agreement described in the Schedule 13D, to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile. The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank. Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.  The number above does not include 2,742,000Banco de Chile Common Shares, representing less than 0.003% beneficial ownership of the Issuer, otherwise held by Citigroup Inc., indirectly, outside of the LQIF, ILSL and SM-Chile ownership structure.

** Based on 93,175,043,991 outstanding Banco de Chile Common Shares as of January 28, 2014 (as reported in the Issuer’s Prospectus Supplement, dated as of January 28, 2014, which the Issuer filed with the SEC on January 29, 2014).

(c)

Assuming the successful consummation of the Offering, the Reporting Persons, as members of the group, will beneficially own in the aggregate 47,725,305,837(2)  Banco de Chile Common Shares, which is expected to represent approximately 51.2% of the outstanding Banco de Chile Common Shares (based on 93,175,043,991 outstanding Banco de Chile Common Shares as of January 28, 2014 (as reported in the Issuer’s Prospectus Supplement, dated as of January 28, 2014, which the Issuer filed with the SEC on January 29, 2014)).

(d)

Except as set forth in this Statement, none of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement.

(e)

Not applicable.

_______________________________

(2)  Represents Banco de Chile Common Shares held by LQIF, ILSL and SM-Chile, as discussed in the previous footnote.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2014

INVERSIONES CITIGROUP CHILE LIMITADA

By:	/s/ Patricio Subiabre
	Name:	Patricio Subiabre
	Title:	ICCL Representative

CITIGROUP CHILE S.A.

By:	/s/ Patricio Subiabre
	Name:	Patricio Subiabre
	Title:	General Manager

CITIBANK OVERSEAS INVESTMENT CORPORATION

By:	/s/ William H. Wolf
	Name:	William H. Wolf
	Title:	Executive Vice President

CITIBANK, N.A.

By:	/s/ Ali L. Karshan
	Name:	Ali L. Karshan
	Title:	Assistant Secretary

CITICORP

By:	/s/ Ali L. Karshan
	Name:	Ali L. Karshan
	Title:	Assistant Secretary

CITIGROUP INC.

By:	/s/ Ali L. Karshan
	Name:	Ali L. Karshan
	Title:	Assistant Secretary

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

REPRESENTATIVES OF INVERSIONES CITIGROUP CHILE LIMITADA

The following sets forth the name, principal occupation and citizenship of each of the representatives of Inversiones Citigroup Chile Limitada.

Name and Title	Principal Occupation	Citizenship
Patricio Subiabre, ICCL Representative	O&T Region Head Citigroup Inc. El Bosque Norte 500, Piso 7 Las Condes, Santiago, Chile	Chile
Mandana Behirad, ICCL Representative	Senior Manager – O&T Business Unit Citigroup Inc. El Bosque Norte 500, Piso 7 Las Condes, Santiago, Chile	Chile
Horacio Rodriguez ICCL Representative	Group Manager – Ops Support Function Citigroup Inc. 201 Biscayne Blvd. Miami, Florida 33131	United States

EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP CHILE S.A.

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Citigroup Chile S.A.

Name and Title	Principal Occupation	Citizenship
Alvaro Jaramillo, Director and Chairman of the Board	Chief Administrative Officer, LATAM Cluster Citigroup Inc. 1 Court Square Long Island City, New York 11120	Colombia
Patricio Subiabre, Executive Officer	General Manager - CCSA Citigroup Inc. El Bosque Norte 500, Piso 7 Las Condes, Santiago, Chile	Chile
Horacio Rodriguez, Executive Director	Executive Director - CCSA Citigroup Inc. 201 South Biscayne Boulevard, Suite 700 Miami, Florida 33131	United States
Eduardo Vales Executive Director	Controller - CCSA Citigroup Inc. Bartolome Mitre Buenos Aires, Argentina C1036AAJ	Argentina
Mandana Behirad Executive Officer	Chief Administrative Officer - CCSA Citigroup Inc. El Bosque Norte 500, Piso 7 Las Condes Santiago, Chile	Chile

EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP INC.

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Citigroup Inc.

Name and Title	Principal Occupation	Citizenship
Michael L. Corbat Director and Executive Officer	Chief Executive Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Duncan P. Hennes Director	Co-Founder and Partner Atrevida Partners, LLC c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Franz B. Humer Director	Chairman Roche Holding Ltd. c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	Austria and Switzerland
Robert L. Joss Director	Philip H. Knight Professor and Dean of the Graduate School of Business at Stanford University c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	Australia and United States
Michael E. O’Neill Director	Chairman Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Gary M. Reiner Director	Operating Partner General Atlantic LLC c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Judith Rodin Director	President Rockefeller Foundation c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Robert Ryan Director	Chief Financial Officer, Retired Medtronic Inc. c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Anthony M. Santomero Director	Former President Federal Reserve Bank of Philadelphia c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Joan Spero Director	Senior Research Scholar Columbia University School of International and Public Affairs c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Diana L. Taylor Director	Managing Director Wolfensohn Fund Management, L.P. c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
William S. Thompson, Jr, Director	Chief Executive Officer, Retired Pacific Investment Management Company (PIMCO) c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
James S. Turley Director	Former Chairman and Chief Executive Officer Ernst & Young c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Ernesto Zedillo Director	Director Center for the Study of Globalization and Professor in the Field of International Economics and Politics Yale University c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	Mexico
Stephen Bird Executive Officer	Chief Executive Officer Asia Pacific Citigroup Inc. 399 Park Avenue New York, New York 10022	United Kingdom
Don Callahan Executive Officer	Head of Operations & Technology Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Francisco Aristeguieta, Executive Officer	Chief Executive Officer Latin America Citigroup Inc. 399 Park Avenue New York, NY 10022	Venezuela
James Cowles Executive Officer	Chief Executive Officer Europe, Middle East and Africa 399 Park Avenue New York, NY 10022	United States and United Kingdom
James A. Forese Executive Officer	Co-President of Citigroup Inc. and Chief Executive Officer, Institutional Clients Group Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
John C. Gerspach Executive Officer	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Brian Leach Executive Officer	Head of Franchise Risk and Strategy Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Paul McKinnon Executive Officer	Head of Human Resources Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Eugene McQuade Executive Officer	Chief Executive Officer Citibank, N.A. 399 Park Avenue New York, NY 10022	United States
Manuel Medina-Mora Executive Officer	Co-President of Citigroup Inc. and Chief Executive Officer, Global Consumer Banking and Chairman, Mexico Citigroup Inc. 399 Park Avenue New York, NY 10022	Mexico
William J. Mills Executive Officer	Chief Executive Officer North America Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Jeffrey R. Walsh Executive Officer	Controller and Chief Accounting Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Rohan Weerasinghe Executive Officer	General Counsel and Corporate Secretary Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

SCHEDULE B

On July 29, 2010, the SEC filed a complaint in the United States District Court for the District of Columbia against Citigroup Inc., simultaneously with Citigroup's consent to the entry of a final judgment regarding the claims asserted. In the complaint, the SEC alleged that between July 20 and November 4, 2007, Citigroup repeatedly made misleading statements about the extent of its exposure to subprime-related assets and securities.  Specifically, the SEC alleged that Citigroup falsely represented that its Markets & Banking held $13 billion or less in subprime-related assets, when in fact Markets & Banking's sub-prime exposure exceeded $50 billion.  Without admitting or denying the SEC’s allegations, Citigroup consented to the entry of a final judgment that (i) permanently restrains and enjoins Citigroup from violations of Section 17(a)(2) of the Securities Act of 1933, Section 13(a) of the Securities Exchange Act of 1934, and Exchange Act Rules 12b-20 and 13a-11, (ii) ordered Citigroup to pay a penalty and disgorgement totaling $75 million, and (iii) set forth undertakings that require Citigroup to either maintain certain disclosure-related policies and procedures for a period of three years, or retain an independent consultant to review, approve, and notify SEC staff of any material changes to those policies and procedures.  Separately, the SEC also instituted settled cease-and-desist proceedings against Gary Crittenden, Citigroup’s former chief financial officer, and Arthur Tildesley, Jr., Citigroup’s former head of Investor Relations, for their roles in allegedly causing Citigroup to make certain of the misleading statements.

On October 19, 2011, the SEC filed a complaint in the United States District Court for the Southern District of New York asserting claims in connection with the structuring, marketing and sale by Citgroup Global Markets Inc. (“CGMI”) of the $1 billion CDO-squared transaction known as Class V Funding III (“Class V”), simultaneously with CGMI's consent to the entry of a final judgment regarding the claims asserted in the complaint.  In the complaint, the SEC alleged that offering and marketing documents distributed in connection with Class V were misleading because they failed to disclose that (i) CGMI played a substantial role in selecting the assets for Class V, and (ii) CGMI allegedly assumed a $500 million short position in collateral that it selected for Class V.  On the same day, the SEC filed a proposed consent judgment pursuant to which, without admitting or denying the SEC’s allegations, CGMI would consent to the entry of a final judgment that (i) permanently restrains and enjoins it from violations of Sections 17(a)(2) and (3) of the Securities Act of 1933; (ii) orders it to pay a penalty and disgorgement of $285 million; and (iii) orders it to comply with certain undertakings in connection with the offering of residential mortgage-related securities.  The district court refused to approve the proposed consent judgment.  The parties appealed from this order to the United States Court of Appeals for the Second Circuit, which, on March 15, 2012, granted a stay of the district court proceedings pending resolution of the appeals. The parties have fully briefed their appeals, and the Second Circuit held oral argument on February 8, 2013. Additional information concerning this matter is publicly available in court filings under the docket numbers 11 Civ. 7387 (S.D.N.Y.) (Rakoff, J.) and 11-5227 (2d Cir.).

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.